NEWS RELEASE 10-23	JULY 20, 2010

DRILLING ALONG NORTHERN EXTENSION OF DEPOSIT INTERSECTS
64 METRES OF 5.27 G/T GOLD AT LONG CANYON, NEVADA

Fronteer Gold (FRG - TSX/NYSE-Amex) announces that drilling to the northeast of the current resource area at Long Canyon continues to return broad intervals of high-grade oxide gold. The Nevada gold deposit is now 2.7 -km long and remains open for expansion.

Highlights of wide intervals from new drilling include:

  5.27 grams per tonne gold (0.154 ounces per ton) over 64.0 metres, including 16.19 g/t (0.473 oz/ton) over 5.5 metres in LC444C;

  8.87 g/t (0.259 oz/ton) over 19.8 metres, including 18.17 g/t (0.531oz/ton) over 4.9 metres in LC462C;

  5.99 g/t (0.175 oz/ton) over 27.0 metres, including 10.86 g/t (0.317 oz/ton) over 5.9 metres in LC459C;

  2.49 g/t (0.073 oz/ton) over 35.1 metres, including 6.97 g/t (0.204 oz/ton) over 7.6 metres in LC480;

  5.98 g/t (0.175 oz/ton) over 25.3 metres, including 21.20 g/t (0.619 oz/ton) over 1.7 metres in LC443C.

Long Canyon’s work-program is focused on resource definition and resource expansion, primarily in the northern half of the deposit. Five drill rigs are currently operating on the property and more than 30,000 metres of the year’s planned 45,000 metres have been drilled to date, with the majority of holes pending release. Fronteer Gold also plans to complete in 2010 the required metallurgical, engineering, and environmental work necessary to move Long Canyon to pre-feasibility stage.

For a map highlighting recent drilling, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillMap1023.pdf

DRILL HIGHLIGHTS

Hole ID	From	To	Intercept Length	Au	Au
	(metres)	(metres)	(metres)	(g/t)	(oz/t)
LC443C	119.2	144.5	25.3	5.98	0.175
incl	137.6	139.3	1.7	21.20	0.619
LC444C	188.1	252.1	64.0	5.27	0.154
incl	236.5	242.0	5.5	16.19	0.473
LC459C	99.4	126.3	27.0	5.99	0.175
including	107.1	113.1	5.9	10.86	0.317
LC462C	139.3	159.1	19.8	8.87	0.259
including	152.7	157.6	4.9	18.17	0.531
LC466C	133.2	150.0	16.8	1.84	0.054
LC476C	136.2	157.0	20.7	5.21	0.152
including	145.4	153.6	8.2	10.01	0.292

LC477C	171.6	184.1	12.5	8.46	0.247
LC478C	128.6	150.9	22.3	5.14	0.150
including	133.2	134.7	1.5	22.00	0.642
LC480	137.2	172.2	35.1	2.49	0.073
including	155.4	163.1	7.6	6.97	0.204
and	266.7	310.9	44.2	1.20	0.035
LC488C	157.6	160.6	3.0	1.01	0.029
LC492	103.6	105.2	1.5	1.54	0.045
LC495C	107.6	112.2	4.6	4.15	0.121
and	116.1	121.5	5.3	7.11	0.208
LC500C	113.1	127.4	14.3	5.14	0.150
LC505C	106.2	112.0	5.8	1.79	0.052
LC516	265.2	306.3	41.1	2.78	0.081
including	286.5	292.6	6.1	10.61	0.310

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 30-100% of the reported lengths. Less than 1 g/t are not reported in this press-release table. "C" indicates a core hole. For a PDF of comprehensive drill results, including non-reportable intercepts, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillResults1023.pdf

DEVELOPMENT UPDATE

Four, 15-ton surface bulk samples and one three-ton large-diametre core sample were collected for large-column metallurgical testing. Run-of-mine, heap-leach conditions will be simulated. Work is also expected to begin this month on the installation of seven additional ground water monitoring wells. Engineering, mine design studies and permitting work continue.

Fronteer Gold is majority owner (51%) and operator of Long Canyon in joint venture with AuEx Ventures (49%).

Moira Smith, P. Geo., Nevada Chief Geologist for Fronteer Gold, is the company's designated Qualified Person for this news release and has reviewed and validated that the information contained in the release accurate.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Fronteer Gold aims to build regional production by advancing these projects sequentially over the near-term using existing cash resources – funding the company’s growth with low-risk of dilution. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
Sean Tetzlaff, CFO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.